UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-38343

(Check one):	☐Form 10-K	☐Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

TARGET HOSPITALITY CORP.
(Full Name of Registrant)

___________________
(Former Name if Applicable)

2170 Buckthorne Place, Suite 440
Address of Principal Executive Office

The Woodlands, TX 77380-1775
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Target Hospitality Corp. (the “Company”) has determined that it is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 by the prescribed due date as a result of the pending restatement of the Company’s consolidated financial statements and other financial information for the years ended December 31, 2020, 2019 and 2018 and for each of the interim quarterly periods therein (the “Non-Reliance Period”).

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 6, 2021, after considering the views expressed in the Securities and Exchange Commission (the “SEC”) Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies dated April 12, 2021 (the “SEC Staff Statement”) in which the SEC changed its interpretations of certain generally accepted accounting principles related to certain terms that are common in warrants issued in connection with the initial public offerings of Special Purpose Acquisition Companies, the Company has determined to restate its consolidated financial statements for the Non-Reliance Period. The Company is working diligently to complete the necessary work in connection with the restatement and intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2020, originally filed with the SEC on March 31, 2021, to conform to the interpretations in the SEC Staff Statement as soon as reasonably practicable. The Company’s financial statements for the three months ended March 31, 2021 cannot be finalized until the restated financial statements for the Non-Reliance Period are completed, after which time the Company intends to file its Form 10-Q for the quarter ended March 31, 2021 with the SEC within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason P. Vlacich	(832)	702-8045
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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TARGET HOSPITALITY CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2021	By: /s/ Eric T. Kalamaras
Eric T. Kalamaras
Executive Vice President and Chief Financial Officer

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